7108 North Fresno Street Suite 380 Fresno, CA 93720 (559) 884-2535

January 13, 2016

VIA EDGAR

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re: S&W Seed Company
     Registration Statement on Form S-3
     Filed December 18, 2015
     File No. 333-208605

Gentlepersons:

We are in receipt of your letter to us, dated January 7, 2016, regarding the above referenced Registration Statement on Form S-3 ("S-3") for S&W Seed Company ("Issuer"). We thank you for taking the time to review our filings and provide your comments in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents. In order to fully respond to your letter and for ease of reference, we have included your comments (bolded) and each of our responses to your comments.

General

1. Please provide your analysis how you satisfy the transaction requirements for use of Form S-3 for this primary stock offering of common stock and subscription rights to purchase common stock. To the extent you intend to rely on General Instruction I.B.6, please include on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6.

General Instruction I.B.6. permits a primary offering of securities offered for cash by a registrant provided that:

(a) the aggregate market value of securities sold by or on behalf of the registrant pursuant to Instruction I.B.6. during the period of 12 calendar months immediately prior to, and including, the sale is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant;

(b) the registrant is not a shell company (as defined in 230.405 of this chapter) and has not been a shell company for at least 12 calendar months previously and if it has been a shell company at any time previously, has filed current Form 10 information with the Commission at least 12 calendar months previously reflecting its status as an entity that is not a shell company; and

Justin Dobbie
January 13, 2016

(c) the registrant has at least one class of common equity securities listed and registered on a national securities exchange.

The Issuer satisfies the transaction requirements for use of Form S-3 for the subject offering as follows (the letters below track the letters in General Instruction I.b.6.

(a) Total Shares Outstanding as of 1/8/2016	14,687,984

Shares Held by Affiliates	4,037,603
Shares Held by Non-Affiliates	10,650,381
Market Price as of December 4, 2015	$4.58
Market Value of Public Float	$ 48,778,744.98
1/3 of Market Value	$16,259,581.66
Value of Shares Offered under Rule I.B.6. in past 12 Months	$0.00
Aggregate Offering Price of Current Offering	$10,375,000

(b) The Issuer confirms that it is not a shell company and has not been a shell company within the last 12 months.

(c) The Issuer's common stock is listed on the NASDAQ Capital Market.

Hereinbelow is the language which we will place on the cover of the Form S-3:

The closing sale price of our common stock on December 4, 2015 was $4.58 per share. As of January 12, 2016, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was approximately $48,778,745 based upon 10,650,381 shares of our outstanding stock held by non-affiliates at the per share price of $4.58. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell our common stock in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000. We have not offered any securities pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date of this prospectus. As of January 12, 2016, one-third of our public float is equal to approximately $16,300,000.

2. Please include in your next amendment all information not permitted to be omitted by Securities Act Rule 430A. We note by way of example that you have omitted the number of subscription rights per common share and similar information.

In the amendment, being filed simultaneously herewith, we have included all information not permitted to be omitted by Securities Act Rule 430A, including but not limited to:

  Number of subscription rights per share;

  All exhibits which are the documents for completion of the rights offering for which we have filed the subject registration statement;

  Exhibit 5.1 legal opinion; and

  Exhibit 8.1 legal opinion.

Justin Dobbie
January 13, 2016

Certain Material U.S. Federal Income Tax Consequences, page 50

3. We note your representation on page 51 that receipt of subscription rights to purchase common stock is generally treated as a non-taxable distribution for U.S. federal income tax purposes and that a holder will not recognize any gain or loss on exercise of these rights. Please provide us your analysis why the tax consequences of the receipt and exercise of subscription rights are not material to an investor and therefor no tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K.

As determined during our counsel's discussion with you on January 11, 2016, a tax opinion is being filed as Exhibit 8.1 to the Amendment No. 1 to Form S-3.

_________

I, on behalf of the Company, acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments. Please feel free to contact either me at (858) 337-0766 or our counsel, Rupert Russell, at (415) 773-7243, with any further comments regarding the foregoing or if we can be of any further assistance.

Justin Dobbie
January 13, 2016

Very truly yours,

S&W SEED COMPANY

By:
Matthew K. Szot
Executive Vice President of Finance and
Administration and Chief Financial Officer

cc: Nolan McWilliams, Attorney-Advisor
    Mark S. Grewal
    Rupert Russell, Esq.
    Jolie Kahn, Esq.